Exhibit 99.1

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
          (In millions of U.S. dollars, except share amounts, CDN GAAP)
                                   (Unaudited)

                                                                                          Sept. 24,           March 26,
                                                                                             2004               2004
                                                                                       -----------------   ----------------
ASSETS
Current assets:
 Cash and cash equivalents                                                             $      34.0         $      27.0
 Short-term investments                                                                       47.2                54.8
 Restricted cash                                                                              10.0                10.0
 Trade accounts  receivable,  less allowance for doubtful accounts of $0.3                    26.4                24.1
     (March 26, 2004 - $0.3)
 Other receivables                                                                             4.6                 2.9
 Current portion of long-term receivables (Note 5)                                             7.7                 9.8
 Inventories (Note 3)                                                                         24.4                20.8
 Prepaid expenses and other                                                                    6.7                 4.7
                                                                                       -----------------   ----------------
                                                                                             161.0               154.1
Fixed assets - net (Note 4)                                                                   39.0                42.3
Long-term receivables (Note 5)                                                                 8.9                16.0
Other assets                                                                                   4.6                 4.6
                                                                                       -----------------   ----------------
                                                                                       $     213.5         $     217.0
                                                                                       =================   ================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                                                                $      17.1         $      15.0
 Employee-related payables                                                                    10.1                11.1
 Income and other taxes payable                                                                7.1                 7.9
 Provisions for exit activities (Note 6)                                                       1.4                 2.7
 Other accrued liabilities                                                                     8.4                10.9
 Deferred credits                                                                              0.2                 0.7
 Current portion of long-term debt                                                              --                 0.1
                                                                                       -----------------   ----------------
                                                                                              44.3                48.4
Long-term debt                                                                                 0.1                 0.1
Pension liabilities                                                                           17.3                16.7
Future income tax liabilities                                                                  1.2                 1.1
                                                                                       -----------------   ----------------
                                                                                              62.9                66.3
                                                                                       -----------------   ----------------
Commitments (Note 8)

Shareholders' equity:
 Preferred  shares,   unlimited  shares  authorized;   1,377,100  shares  issued
    and outstanding (March 26, 2004 - 1,390,300) (Note 9)                                     19.6                19.6
 Common shares, unlimited shares authorized;  no par value; 127,308,973 shares
    issued and outstanding (March 26, 2004 - 127,301,411) (Note 10)                          407.9               407.9
 Contributed surplus                                                                           7.1                 6.3
 Deficit                                                                                    (297.6)             (296.7)
 Translation account                                                                          13.6                13.6
                                                                                       -----------------   ----------------
                                                                                             150.6               150.7
                                                                                       -----------------   ----------------
                                                                                       $     213.5         $     217.0
                                                                                       =================   ================


        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
              CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
        (In millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

                                                                  Three Months Ended                     Six Months Ended
                                                          -----------------------------------   -----------------------------------
                                                              Sept. 24,          Sept. 26,          Sept. 24,          Sept. 26,
                                                                2004               2003               2004               2003
                                                          -----------------  ----------------   ----------------  -----------------
Revenue                                                     $      58.8        $      46.6        $     114.6       $     100.3
Cost of revenue                                                    32.2               27.4               63.0              55.7
                                                          -----------------  ----------------   ----------------  -----------------
Gross margin                                                       26.6               19.2               51.6              44.6
                                                          -----------------  ----------------   ----------------  -----------------
Expenses:
  Research and development                                         15.6               19.2               30.5              38.4
  Selling and administrative                                       11.1               14.4               21.7              26.2
  Stock compensation expense                                        0.4                 --                0.8                --
  Asset impairment and other                                         --                5.3                 --               5.3
                                                          -----------------  ----------------   ----------------  -----------------
                                                                   27.1               38.9               53.0              69.9
                                                          -----------------  ----------------   ----------------  -----------------
Operating loss                                                     (0.5)             (19.7)              (1.4)            (25.3)
Interest income                                                     0.4                0.6                0.8               1.4
Foreign exchange gain (loss)                                       (0.1)               0.1               (0.4)             (0.9)
Interest expense                                                     --               (0.3)                --              (0.3)
                                                          -----------------  ----------------   ----------------  -----------------
Loss before income taxes                                           (0.2)             (19.3)              (1.0)            (25.1)
Income tax recovery                                                 0.1                0.5                1.1               0.4
                                                          -----------------  ----------------   ----------------  -----------------
Net income (loss) for the period                            $      (0.1)       $     (18.8)       $       0.1       $     (24.7)
                                                          =================  ================   ================  =================
Deficit, beginning of period                                     (297.0)            (262.7)            (296.7)           (256.3)
                                                          -----------------  ----------------   ----------------  -----------------
                                                                 (297.1)            (281.5)            (296.6)           (281.0)
Dividends on preferred shares                                      (0.5)              (0.5)              (1.0)             (1.0)
                                                          -----------------  ----------------   ----------------  -----------------
Deficit, end of period                                      $    (297.6)       $    (282.0)       $    (297.6)      $    (282.0)
                                                          =================  ================   ================  =================
Net loss attributable to common shareholders
  after preferred share dividends                           $      (0.6)       $     (19.3)       $      (0.9)      $     (25.7)
                                                          =================  ================   ================  =================
Net loss per common share:
      Basic and diluted                                     $        --        $     (0.15)       $     (0.01)      $     (0.20)
                                                          =================  ================   ================  =================
Weighted average number of common shares
  outstanding (millions):
      Basic                                                       127.3              127.3              127.3             127.3
                                                          =================  ================   ================  =================
      Diluted                                                     127.3              127.3              127.4             127.3
                                                          =================  ================   ================  =================


        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (In millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)

                                                                      Three Months Ended                  Six Months Ended
                                                                --------------------------------  ---------------------------------
                                                                     Sept. 24,        Sept. 26,        Sept. 24,        Sept. 26,
                                                                       2004            2003              2004             2003
                                                                ---------------  ---------------  ---------------  ----------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net income (loss) for the period                                     (0.1)           (18.8)             0.1            (24.7)
  Depreciation of fixed assets                                          2.5              3.5              5.0              7.3
  Amortization of other assets                                           --              0.5               --              0.8
  Future income taxes                                                  (0.4)            (0.9)            (0.2)            (0.8)
  Other non cash changes in operating activities                         --              5.5             (0.2)             6.0
  Stock compensation expense                                            0.4               --              0.8               --
  Decrease (increase) in working capital
      Trade accounts and other receivables                              2.6              1.8             (3.9)            (5.6)
      Inventories                                                       0.6              1.5             (3.7)             2.3
      Prepaid expenses and other                                        0.6              0.3             (2.2)            (2.7)
      Payables and accrued liabilities                                 (3.8)            (1.4)            (3.2)            (0.1)
      Deferred credits                                                 (0.3)              --             (0.4)            (0.2)
                                                                ---------------  ---------------  ---------------  ----------------
    Total                                                               2.1             (8.0)            (7.9)           (17.7)
                                                                ---------------  ---------------  ---------------  ----------------
Investing activities:
  Purchased short-term investments                                       --            (12.8)           (54.6)           (75.1)

  Matured short-term investments                                        7.4             39.9             62.2            129.4
  Expenditures for fixed and other assets                              (1.6)            (2.0)            (2.0)            (3.2)
  Proceeds from disposal of fixed and other assets                      0.4              0.2              0.4              0.6
  Proceeds from repayment of note receivable                            2.9               --              9.9               --
  Decrease in restricted cash                                            --              0.6               --              0.6
                                                                ---------------  ---------------  ---------------  ----------------
    Total                                                               9.1             25.9             15.9             52.3
                                                                ---------------  ---------------  ---------------  ----------------
Financing activities:
  Repayment of capital lease liabilities and long term
       debt                                                              --             (0.2)            (0.1)            (0.4)
  Payment of dividends on preferred shares                             (0.5)            (0.5)            (1.0)            (1.0)
  Repurchase of preferred shares                                         --             (0.1)              --             (0.5)
                                                                ---------------  ---------------  ---------------  ----------------
    Total                                                              (0.5)            (0.8)            (1.1)            (1.9)
                                                                ---------------  ---------------  ---------------  ----------------
Effect of currency translation on cash and cash equivalents              --              0.1              0.1              0.2
                                                                ---------------  ---------------  ---------------  ----------------
Increase in cash and cash equivalents                                  10.7             17.2              7.0             32.9

Cash and cash equivalents, beginning of period                         23.3             39.2             27.0             23.5
                                                                ---------------  ---------------  ---------------  ----------------
Cash and cash equivalents, end of period                          $    34.0        $    56.4        $    34.0        $    56.4
                                                                ===============  ===============  ===============  ================


        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (in millions of U.S. dollars, except share and per share amounts, CDN GAAP)
                                   (Unaudited)

1.       Basis of Presentation

         These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. ("Zarlink" or the "Company") in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in Canada for interim financial statements and with the instructions to Form 10-Q and Regulation S-X pertaining to interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 24, 2004 and the results of operations and cash flows of the Company for the three and six month periods ended September 24, 2004, and September 26, 2003, respectively, in accordance with Canadian GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. U.S. GAAP financial statements for interim periods are also prepared and presented to shareholders.

         The balance sheet at March 26, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Canadian Consolidated Financial Statements for the year ended March 26, 2004. The Company's fiscal year-end is the last Friday in March.

         The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.       Significant Accounting Policies

         a) Revenue recognition

            The Company recognizes revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

            The Company generates revenue through direct sales and sales to distributors, of which distributor sales account for approximately 48%, 48%, and 35% of semiconductor product sales in Fiscal 2004, 2003, and 2002, respectively.

            In accordance with the CICA Emerging Issues Committee (EIC) Abstract No. 141, Revenue Recognition, the Company recognizes product revenue through direct sales and sales to distributors when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

            In addition, the Company has agreements with its distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotations claims, which relate to certain stock return rights earned against subsequent sales. The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time. The Company believes that these programs are common to distributor agreements in the industry, and it is appropriate that the distributor sales are recognized as revenue at the time of shipment in accordance with EIC Abstract No. 141 because of the following:

            i) The Company's price to the buyer is substantially fixed or determinable at the date of sale.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

            ii) The distributor is obligated to pay the Company, and the obligation is not contingent on resale of the product.

            iii) The distributor's obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product.

            iv) The distributor has economic substance apart from that provided by the Company.

            v) The Company does not have significant obligations for future performance to directly bring about resale of the product by the distributor.

            vi)   The amount of future returns can be reasonably estimated.

         b) Income taxes

            Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future income tax assets will be realized in the future.

            Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

         c) Inventories

            Inventories are valued at the lower of average cost and net realizable value for work-in-process and finished goods, and lower of average cost and current replacement cost for raw materials. The cost of inventories includes material, labor and manufacturing overhead.

2.       Stock-based compensation

         In October 2003, the CICA revised CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (Section
         3870). Effective in Fiscal 2004, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified after March 29, 2003. Prior to Fiscal 2004 the Company, as permitted under Section 3870, did not expense employee stock-based compensation using the fair value based method. The fair value of the Company's stock-based awards to employees is estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

                                                               Three Months Ended                    Six Months Ended
                                                       ----------------------------------  ----------------------------------
                                                          Sept. 24,        Sept. 26,           Sept. 24,         Sept. 26,
                                                            2004             2003                2004              2003
                                                       ---------------  -----------------  ----------------  ----------------
         Net income (loss), as reported                  $     (0.1)      $    (18.8)        $       0.1       $     (24.7)
         Adjustments:
            Stock compensation expense as reported              0.4               --                 0.8                --
            Pro forma stock compensation expense               (3.0)            (3.1)               (5.9)             (6.2)
                                                       ----------------------------------------------------------------------
         Pro forma net loss                              $     (2.7)      $    (21.9)        $      (5.0)      $     (30.9)
                                                       ----------------------------------------------------------------------
         Net loss per common share, as reported
            Basic and diluted                            $       --       $    (0.15)        $     (0.01)      $     (0.20)
                                                       ----------------------------------------------------------------------
         Pro forma net loss per common share
            Basic and diluted                            $    (0.03)      $    (0.18)        $     (0.05)      $     (0.25)
                                                       ----------------------------------------------------------------------


         Based upon the fair value method of accounting for stock compensation expense, the pro forma net loss for the three and six months ended September 24, 2004, was increased by $2.6 and $5.1, respectively, as compared to the reported net loss. For the three and six month fiscal periods ended September 26, 2003, the pro forma net loss was increased by $3.1 and $6.2, respectively.

         Pro forma financial information required by CICA Handbook Section 3870 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option pricing model with the following weighted-average assumptions for the three and six month fiscal periods ended September 24, 2004 and September 26, 2003:

                                                                         Three Months Ended                 Six Months Ended
                                                                  ---------------------------------  -------------------------------
                                                                      Sept. 24,        Sept. 26,         Sept. 24,        Sept. 26,
                                                                        2004             2003              2004             2003
                                                                  ---------------- ----------------  ---------------  --------------
         Weighted-average   fair  value   price  of  the  options     $    1.82        $    2.39         $    1.96        $    2.31
            granted during the period
         Risk free interest rate                                          3.83%            3.01%             3.95%            3.10%
         Dividend yield                                                     Nil              Nil               Nil              Nil
         Volatility factor of the expected market price of the
           Company's common stock                                         64.7%            69.2%             65.1%            68.7%
         Weighted-average expected life of the options                4.2 years        3.4 years         4.1 years        3.4 years


         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.


3.       Inventories

                                                                                  Sept. 24,        March 26,
                                                                                    2004             2004
                                                                                ------------------------------
         Raw materials                                                          $        2.5     $        2.2
         Work-in-process                                                                16.7             13.3
         Finished goods                                                                  5.2              5.3
                                                                                ------------------------------
                                                                                $       24.4     $       20.8
                                                                                ===============================


        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

4.       Fixed assets

                                                                                  Sept. 24,        March 26,
                                                                                    2004             2004
                                                                                ------------------------------
         Cost                                                                   $      194.7     $      193.6
         Accumulated depreciation                                                     (155.7)          (151.3)
                                                                                ------------------------------
                                                                                $       39.0     $       42.3
                                                                                ==============================


         Depreciation expense for the three months and six months ended September 24, 2004 was $2.5 and $5.0, respectively (three and six months ended September 26, 2003, $3.5 and $7.3, respectively).

5.       Long term receivables

                                                                                  Sept. 24,        March 26,
                                                                                    2004             2004
                                                                               -------------------------------
         Note receivable, non-interest bearing                                  $        7.7     $       17.2
         Investment tax credits recoverable                                              8.9              8.6
                                                                               -------------------------------
                                                                                        16.6             25.8
         Less: current portion                                                          (7.7)            (9.8)
                                                                               -------------------------------
                                                                                $        8.9     $       16.0
                                                                               ===============================


         Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG (X-FAB), payment of the note receivable was scheduled to occur in two installments of $10.0 and $8.0. During the first quarter of Fiscal 2005, X-FAB exercised its option to make early payments totaling $7.0 against the $10.0 installment due in the second quarter of Fiscal 2005. The note receivable was discounted by $0.1 as a result of the early payment. During the second quarter of Fiscal 2005, the Company received a payment of $2.9 from X-FAB, to settle the installment due at that time.

         The final installment payment of $8.0 is due from X-FAB in the first quarter of Fiscal 2006.

6.       Provision for exit activities

         In response to economic downturns in the semiconductor industry, the Company implemented restructuring activities in Fiscal 2002 and Fiscal 2004.

         During Fiscal 2004, the Company incurred workforce reduction costs of $7.0 as a result of reducing the Company's employee base by approximately 240 employees, globally across all job categories and business units. As a result of this workforce reduction program and the streamlining of its operations, the Company also recorded a charge of $0.6 in Fiscal 2004, included in asset impairment and other, related to excess space under lease contract in Canada. Of the $7.6 of restructuring provision recorded, $4.6 related to the Network Communication segment, $2.4 related to the Consumer Communications segment, and $0.6 related to the Ultra Low-Power segment. In Fiscal 2005, the Company paid the remaining $0.7 related to these workforce reductions.

         The remaining balance in the restructuring provision relates to idle and excess space as a result of exit activities implemented and completed in Fiscal 2002 and Fiscal 2004. The cumulative amount incurred to date related to these activities is $9.5. Costs of $8.9 were recorded as special charges in Fiscal 2002, and costs of $0.6 were reflected in asset impairment and other charges in Fiscal 2004.

         With the exception of lease payments on the idle and excess space estimated at $1.4, which will be paid over the lease term unless settled earlier, the Company has completed substantially all of the activities associated with these restructuring plans.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

         The following table summarizes the continuity of these restructuring provisions for the three and six months ended September 24, 2004:

                                                           Workforce        Lease and contract
                                                           Reduction            settlement              Total
                                                      --------------------------------------------------------------
         Balance, March 26, 2004                      $        0.7        $        2.0          $        2.7
         Cash drawdowns during quarter                        (0.7)               (0.5)                 (1.2)
                                                      --------------------------------------------------------------
         Balance, June 25, 2004                                 --                 1.5                   1.5
         Cash drawdowns during quarter                          --                (0.1)                 (0.1)
                                                      --------------------------------------------------------------
         Balance, September 24, 2004                  $         --        $        1.4          $        1.4
                                                      ==============================================================


7.       Guarantees

         Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at September 24, 2004, was $36.1 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at September 24, 2004 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

         The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

         In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at September 24, 2004, the taxation years 2000 to February 16, 2001 are still subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

         On November 19, 2002, the Company provided security to the financial institution of a subsidiary in the form of a guarantee in relation to the subsidiary's liability for custom and excise duties. As at September 24, 2004, the maximum amount of the guarantee was $2.9 ($1.6 British Pounds).

         The Company records a liability based on its historical experience with warranty claims. The warranty accrual was immaterial for the three and six month periods ended September 24, 2004.

8.       Commitments

         The Company had letters of credit outstanding as at September 24, 2004 of $9.5 (September 26, 2003 - $5.6), which expire within 3 years. Cash and cash equivalents of $9.5 have been pledged as security against certain outstanding letters of credit, and are presented as restricted cash. Of this amount, $8.0 was issued to secure letters of credit related to the Company's pension plan in Sweden, and $0.7 letters of credit were outstanding related to the Company's Senior Executive Retirement Plan (SERP). In addition, $0.8 was issued to secure certain obligations

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

         under a performance guarantee and office lease arrangement. The Company has also pledged $0.5 as security for a custom bond and related credit facilities.

9.       Redeemable Preferred Shares

         During the three and six months ended September 24, 2004, there were no preferred shares purchased by the Company, and 13,200 preferred shares cancelled. These cancelled preferred shares had been repurchased during Fiscal 2004.

         During the second quarter of Fiscal 2005, the Company declared and paid dividends on its redeemable preferred shares of $0.5 based on a quarterly dividend of $0.38 (Cdn $0.50) per share.

10.      Capital stock

         a) The Company has not declared nor paid any dividends on its common shares.

         b) A summary of the Company's stock option activity is as follows:

                                                                                            Six Months Ended
                                                                                ----------------------------------------
                                                                                    Sept. 24,              Sept. 26,
                                                                                      2004                    2003
                                                                                ----------------------------------------
              Outstanding Options:
              Balance, beginning of period                                         11,534,680             10,828,557
              Granted                                                                 333,000                109,500
              Exercised                                                                (7,562)               (10,617)
              Forfeited                                                              (357,391)              (997,883)
                                                                                ----------------------------------------
              Balance, end of period                                               11,502,727              9,929,557
                                                                                ========================================


            As at September 24, 2004, there were 2,996,295 (March 26, 2004 - 2,971,904) options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $2.66 to $29.28 per share with exercise periods extending to September 2010. The exercise price of stock options issued in Canadian dollars was translated at the U.S. dollar exchange rate on September 24, 2004.

         c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

            The common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted earnings per common share are as follows:

                                                                   Three Months Ended                  Six Months Ended
                                                            ---------------------------------  ---------------------------------
                                                                 Sept. 24,        Sept. 26,         Sept. 24,        Sept. 26,
                                                                   2004             2003              2004             2003
                                                            ---------------------------------  ---------------------------------
              Weighted average common shares outstanding        127,308,973      127,274,679       127,305,973      127,274,187
              Dilutive effect of stock options                       37,019               --            63,913               --
                                                            --------------------------------------------------------------------
              Weighted average common shares outstanding,       127,345,992      127,274,679       127,369,886      127,274,187
                  assuming dilution
                                                            ====================================================================


            For the three months ended September 26, 2003, 537,993 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period (six months ended September 26, 2003 - 573,690 stock options).

            The following stock options were excluded from the computation of common share equivalents because the options' exercise prices exceeded the average market price of the common shares, thereby making them anti-dilutive:

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

                                                             Three Months Ended                  Six Months Ended
                                                      ---------------------------------  ---------------------------------
                                                            Sept. 24,        Sept. 26,         Sept. 24,        Sept. 26,
                                                              2004             2003              2004             2003
                                                      ---------------------------------  ---------------------------------
              Number of outstanding options                11,164,789        7,451,043        10,931,289        7,401,043

              Average exercise price per share                 $ 8.22          $ 10.56            $ 8.32          $ 10.59


            The average exercise price of stock options granted in Canadian dollars was translated at the closing period-end U.S. dollar exchange rate.

11.      Income taxes

         An income tax recovery of $0.1 was recorded for the second quarter of Fiscal 2005, as a result of a recovery of domestic and foreign income taxes, compared with a recovery of $0.5 for the corresponding period in Fiscal 2004. During the six months ended September 24, 2004, an income tax recovery of $1.1 was recorded, compared with a recovery of $0.4 in the same period of Fiscal 2004. The recovery of $1.1 related to the release of previously recognized provisions no longer required as a result of settlements with tax authorities, in addition to a recovery of $0.3 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.2.

         The Company has a valuation allowance against its future income tax assets at September 24, 2004 of $184.0 (March 26, 2004 - $176.8). The
         increase relates mainly to losses incurred, partially offset by temporary differences in the Company's domestic and foreign operations. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the future income tax assets are deductible, management has determined that it is not more likely than not that the results of future operations will generate sufficient taxable income to realize certain of its net future income tax assets.

12.      Information on business segments

         Business Segments

         The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

         The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment offers products that provide connectivity to the enterprise and metro sectors such as feeder, aggregation and transmission applications, and products that address the multi-protocol physical and network layers. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business segment provides Application-Specific Integrated Circuit (ASIC) and Application-Specific Standard Product (ASSP) solutions for applications such as pacemakers, hearing aids, portable instruments and electronic shelf labels.

         The Chief Executive Officer (CEO) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate special charges or gains, interest income, interest expense or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those of the Company as reflected in the consolidated financial statements.

        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

                                                 Network             Consumer        Ultra Low-Power   Unallocated
Three Months Ended Sept. 24, 2004             Communications      Communications     Communications       Costs          Total
                                            ------------------- ------------------- ------------------ ------------- ---------------
Total external sales revenue                  $     26.9          $     20.6           $   11.3         $       --    $    58.8
Depreciation of buildings and equipment              1.1                 1.0                0.4                 --          2.5
Stock compensation expense                            --                  --                 --                0.4          0.4
Segment's operating income (loss)             $      2.9          $     (2.0)          $   (1.0)        $     (0.4)   $    (0.5)

                                                 Network             Consumer        Ultra Low-Power   Unallocated
Three Months Ended Sept. 26, 2003             Communications      Communications     Communications       Costs          Total
                                            ------------------- ------------------- ------------------ ------------- ---------------
Total external sales revenue                  $     25.0          $     13.8           $    7.8         $       --    $    46.6
Depreciation of buildings and equipment              1.9                 1.2                0.4                 --          3.5
Asset impairment and other                           3.0                 1.9                0.4                 --          5.3
Segment's operating loss                      $    (10.9)         $     (6.8)          $   (2.0)        $       --    $   (19.7)

                                                 Network             Consumer        Ultra Low-Power    Unallocated
Six Months Ended Sept. 24, 2004               Communications      Communications     Communications        Costs          Total
                                            ------------------- ------------------- ------------------ -------------- --------------
Total external sales revenue                  $     52.8          $     39.8           $   22.0         $       --    $   114.6
Depreciation of buildings and equipment              2.1                 2.0                0.9                 --          5.0
Stock compensation expense                            --                  --                 --                0.8          0.8
Segment's operating income (loss)             $      5.0          $     (4.2)          $   (1.4)        $     (0.8)   $    (1.4)

                                                 Network             Consumer        Ultra Low-Power    Unallocated
Six Months Ended Sept. 26, 2003               Communications      Communications     Communications        Costs          Total
                                            ------------------- ------------------- ------------------ -------------- --------------
Total external sales revenue                  $     54.3          $     27.2           $   18.8         $       --    $   100.3
Depreciation of buildings and equipment              3.7                 2.5                1.1                 --          7.3
Asset impairment and other                           3.0                 1.9                0.4                 --          5.3
Segment's operating loss                      $    (12.8)         $    (11.5)          $   (1.0)        $       --    $   (25.3)


13.      Supplementary cash flow information

            The following table summarizes the Company's other non cash changes in operating activities:

                                                                      Three Months Ended                 Six Months Ended
                                                                --------------------------------  --------------------------------
                                                                   Sept. 24,        Sept. 26,        Sept. 24,        Sept. 26,
                                                                     2004             2003             2004             2003
                                                                ---------------  ---------------  ---------------  ---------------
  (Gain) loss on disposal of fixed assets                         $     (0.2)      $      0.1       $     (0.3)      $      0.1
  Change in pension liabilities                                          0.4              0.5              0.6              1.6
  Accrued interest on note receivable                                   (0.2)            (0.3)            (0.4)            (0.8)
  Impairment of fixed assets                                              --              4.7               --              4.7
  Provision for excess space under lease contract                         --              0.6               --              0.6
  Other                                                                   --             (0.1)            (0.1)            (0.2)
                                                                ------------------------------------------------------------------
Other non cash changes in operating activities                    $       --       $      5.5       $     (0.2)      $      6.0
                                                                ==================================================================


        (In millions of U.S. dollars, except per share amounts, CDN GAAP)

14.      Pension plans

         The Company has defined benefit pension plans in Sweden and Germany. The total pension expense under these plans consisted of interest costs on projected plan benefits. Total pension expense on defined benefit pension plans for the three and six month periods ended September 24, 2004 was $0.2 and $0.4, respectively (three and six month periods ended September 26, 2003 - $0.1 and $0.4, respectively).

         As of September 24, 2004, the Company had not made any contributions to these pension plans in Fiscal 2005.

15.      Comparative figures

         Certain of the Fiscal 2004 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2005.r